UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3) *

Morgan Stanley
___________________________________________________________________
(Name of Issuer)

Common Stock
___________________________________________________________________
(Title of Class of Securities)

617446448
___________________________________________________________________
(CUSIP Number)

December 31, 2012
_____________________________________________________________________________
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

[   ] Rule 13d-1(b)
[x ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 617446448

1	NAME OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 125,114,4541
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 125,114,4541
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,114,4541
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON CO

1 Includes 124,835,562 shares of Common Stock held by Harvest Investment Corporation, a wholly-owned subsidiary of China Investment Corporation, and 278,892 shares of Common Stock held by another wholly-owned subsidiary of China Investment Corporation, all as of December 31, 2012. See Item 4.

CUSIP No. 617446448

1	NAME OF REPORTING PERSONS Harvest Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 124,835,562
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 124,835,562
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,835,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON CO

Item 1(a) Name of Issuer

Morgan Stanley

Item 1(b) Address of Issuer’s Principal Executive Offices

1585 Broadway
New York, NY 10036

Item 2(a) Name of Persons Filing

China Investment Corporation
Harvest Investment Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of China Investment Corporation and Harvest Investment Corporation is as follows:

New Poly Plaza
No. 1 Chaoyangmen Beidajie
Dongcheng District
Beijing 100010
People’s Republic of China

Item 2(c) Citizenship

China Investment Corporation and Harvest Investment Corporation are established under the Company Law of the People’s Republic of China

Item 2(d) Title of Class of Securities

Common Stock

Item 2(e) CUSIP Number

617446448

Item 3  If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4  Ownership

The number of shares of Common Stock beneficially owned by China Investment Corporation and Harvest Investment Corporation is as follows:

Reporting Person	Amount Beneficially Owned	Percent of Class
China Investment Corporation	125,114,454	6.3%
Harvest Investment Corporation	124,835,562	6.3%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared
China Investment Corporation	0	125,114,454	0	125,114,454
Harvest Investment Corporation	0	124,835,562	0	124,835,562

China Investment Corporation is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China. By virtue of China Investment Corporation being the parent of CIC International Co., Ltd, which is the parent of Harvest Investment Corporation, China Investment Corporation may be deemed to share beneficial ownership of the shares held by Harvest Investment Corporation. All information above regarding China Investment Corporation reflects the inclusion of (i) 124,835,562 shares of Common Stock held by Harvest Investment Corporation, a wholly-owned subsidiary of CIC International Co., Ltd, and (ii) 278,892 shares of Common Stock held by another wholly-owned subsidiary of CIC International Co., Ltd, all as of December 31, 2012.

Item 5    Ownership of Five Percent or Less of a Class

Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8    Identification and Classification of Members of the Group

Not applicable.

Item 9    Notice of Dissolution of Group

Not applicable.

Item 10    Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 1, 2013.

CHINA INVESTMENT CORPORATION

By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman & CEO

HARVEST INVESTMENT CORPORATION

By:	/s/ Li Keping
Name: Li Keping
Title: President & Executive Director

Exhibit Index

Exhibit A      Joint Filing Agreement, dated January 28, 2011, between China Investment Corporation and Harvest Investment Corporation. †

†	Previously filed on February 14, 2011.